Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption of “Experts” in the Registration Statement (Form S-3 No. 333-132960) and related Prospectus and Prospectus Supplement (to be filed on or about July 12, 2006) in connection with W&T Offshore, Inc.’s (the “Company”) offering of equity securities and to the incorporation by reference therein of our report dated June 29, 2006 with respect to the Statements of Revenue and Direct Operating Expenses of certain oil and gas properties to be acquired through merger from Kerr-McGee Oil and Gas Corporation by the Company for each of the three years in the period ended December 31, 2005 included in this Current Report (Form 8-K).

/s/ Ernst & Young LLP

Houston, Texas

July 11, 2006